                                                      Filed Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                            Filed by Enzon Pharmaceuticals, Inc.
                                    Subject Company: Enzon Pharmaceuticals, Inc.
                                                       NPS Pharmaceuticals, Inc.
                                                   Commission File No. 000-12957


         The following are excerpts from a transcript of a presentation given by Hunter Jackson of NPS Pharmaceuticals, Inc. ("NPS") and Arthur Higgins of Enzon Pharmaceuticals, Inc. ("Enzon") at the NPS Pharmaceuticals Analyst/Investor Meeting held in New York, NY on March 11, 2003 and such excerpts relate solely to the proposed business combination between Enzon and NPS. Portions of the transcript relating solely to scientific presentations made during the meeting have not been included and the redaction of those portions from the transcript is indicated by asterisks.

                                 March 11, 2003
                                  5:10 p.m. EST

Speakers:
Hunter Jackson, NPS Pharmaceuticals, CEO, President, Chairman Arthur Higgins, Enzon Pharmaceuticals, CEO, Chairman
Thomas Marriott, NPS Pharmaceuticals, VP, Development Research Edward Nemeth, NPS Pharmaceuticals, VP and Chief Scientific Officer Daniel Drucker, Toronto General Hospital; Director Banting and Best
  Diabetes Centre

HUNTER JACKSON: Good afternoon, ladies and gentlemen. Can you all hear me okay? Can you all hear me okay? Is that better? Good. I'm just going to get my watch out here. I am absolutely committed to staying on time today. We have a great deal to talk to you about, and I trust you all will find it interesting. It's certainly my pleasure to welcome you here to the Second Annual NPS Investor/Analyst Meeting. I think you will all agree that it's been an eventful year, and 2003 is starting off to be even more so. We do our best to keep you on your toes.

Before we go any further, I want to express to you our commitment to, and our enthusiasm for, our proposed merger with Enzon. This is the right thing to do, and this is the right time to do it. We're establishing the company I've been describing to you for years now. It is an innovative, integrated, independent pharmaceutical company, with the strength to both create and sustain substantial growth for years to come. Let me say that I also appreciate Arthur Higgins joining us this evening to help present the logic behind the transaction, and to join me in answering your questions.

We will begin our presentations with a discussion of the merger, but then we are going to move on to what I think you will agree will be a very interesting overview of a few of the important technologies resident at NPS. Tom Marriott will review the scope of our clinical development work, including some new areas that haven't been discussed before. Ed Nemeth, our Chief Scientific Officer, will review the work to elucidate differences between PREOS and teriparatide. And finally, Dr. Dan Drucker will update you on his work with GLP-2 and ALX-0600. Also with us this evening, I want to point out, are NPS directors, Skip Klein and Peter Tombros, as well as Enzon Chief Financial Officer, Ken Zuerblis.

Now, as I said, I do want to make sure that we stay on time. We have a lot to talk about. I will serve as the moderator throughout the course of the evening. We will take a few minutes at the end of the first presentation regarding the merger to answer a few of your questions, then move on to the scientific questions, or presentations. And I'll ask you to save your questions about those until the end. And then we will do our very best to get you out of here by the scheduled time of 7:00 P.M.

Now to begin our program we'd like to take a few moments to share with you some of the details that we believe -- of what we believe is the compelling logic behind the proposed merger of NPS Pharmaceuticals and Enzon Pharmaceuticals. Before I begin this presentation, however, I'd like to refer you to the safe harbor provisions shown on this slide, you have a copy in your booklet in case you care to delve into it, and to remind you that all of tonight's presentations might contain forward-looking statements, which represent the company's intentions, expectations or beliefs concerning future events. Please refer to our SEC filings and other public disclosures for a more complete understanding of the risks inherent in our business. Additional information on Enzon and NPS and our proposed merger can be obtained by contacting the companies directly, accessing the companies' Web sites, or reviewing the companies' filings with the SEC.

Now, this merger is intended to accomplish a compelling objective. Our goal is to combine two strong and uniquely complimentary companies to build the leading biotechnology enterprise, with a deep, diversified and sustainable pipeline of discovery and clinical stage products, with a clearly defined path to profitability, with a fully integrated infrastructure, and all of this built on strong, stable financial fundamentals.

Before we get into the details of the transaction, I'd like to first explain why combining Enzon and NPS Pharmaceuticals accomplishes that overarching goal that I just described. Now the key, I believe, lies in bringing together in one company all of the success factors necessary to create and drive a self-sustaining and growing biotechnology business. The combination of Enzon, with its strengths shown here in blue, and NPS, with its unique characteristics shown in gold, unites all of the pieces stretching from a discovery research engine through to manufacturing and marketing.

The synergies created by bringing all of these key elements together in our company are substantial. By leveraging the respective strengths of the individual companies, we will both expand and accelerate the creation of value. Let me share with you just a few examples of what we think you can expect. We'll use the financial strength of the merged company to bring forward important pipeline programs that frankly are currently languishing due to scarce resources.

A case in point is NPS 1776, a compound that completed Phase I testing more than three years ago. Available data suggests that this compound can be a strong competitor in the epilepsy, acute migraine and bipolar disorder markets. Even visible programs, widely acknowledged already to be important future value drivers, can be broadened and accelerated. For example, ALX-0600 represents a new and proprietary class of drug therapy for various GI disorders including, but not limited to, Short Bowel Syndrome, leaky gut leading to systemic infections and Crohn's Disease. We anticipate being much more aggressive with this compound and implementing clinical activities across the range of therapeutic applications to maximize potential markets and accelerate the realization of value. Dr. Dan Drucker will provide you with a better appreciation of these opportunities a little bit later in the program this evening.

One last example - we believe that the combination of financial strength and commercial infrastructure gives us the ability to capitalize on a range of strategic opportunities. Unlike the standalone NPS, together we're a very capable and credible licensee, able to access late-stage technology or product opportunities. Nearer term, our financial and commercial strength means that we can negotiate a PREOS marketing agreement from a position of strength, focus on achieving the highest ROI as a legitimate co-promotion partner, all without sacrificing value because of near-term financing concerns.

Now having shared with you some of the rationale behind the deal and the synergies that it offers, I can now turn you over to Arthur to walk you through the basics of the merger. Arthur?

ARTHUR HIGGINS: Thank you. Good afternoon. It's my pleasure to take you through the some of the specifics of this transaction. As you're probably all aware by now, this is a stock for stock deal, a preliminary proxy will be filed in March and a shareholder vote is expected to take place in late May or early June. A seasoned management team leads the new company. Hunter will be the Executive Chairman of the combined company, and I will become the Chief Executive Officer.

The Board will be made up of six members from NPS and four members from Enzon. All will be drawn from the current Boards of each company. We'll build a complete management team from the strong and talented pool available at both Enzon and NPS. As I hope you would expect, a good deal of work has already been done in structuring the new company. We already have in place integration teams, the team leaders, and they're in place across all of our key functions. We are moving forward and on schedule to accomplish the effective combination of our two companies.

Let me share with you a little bit on the entity itself. As I mentioned, the new company will have a proven management team with decades of combined experience in the biotechnology and pharmaceutical industry, experience garnered in discovery, development and commercialization. The leading drug discovery and technology platforms, including our PEG and single-chain antibody platforms, will drive innovation and create significant commercial opportunity.

The combined company will also significantly increase development capabilities, as well as manufacturing capacity and expertise. Our commercial infrastructure gives us the flexibility to capture a greater share of downstream value, whether we market products on our own or with partners. All of this will be supported by strong and dependable revenues, which I believe are necessary for sustainable value creation and growth.

This new entity can credibly describe itself as an independent, fully integrated biotechnology company with proven capabilities from drug discovery through manufacturing to commercialization. Combined we now have a critical mass in R&D with a first-year budget of approximately $150 million, again, a level necessary to drive and sustain a pipeline that includes two Phase III programs, three Phase II programs and over ten early stage programs, as well as multiple platform technologies.

Our solid financial position provides us with a stable base for growth. We project 2003 pro forma revenues of approximately $200 million coming from the five marketed products. We expect to close this transaction with an excess of $300 million in cash and an excellent, above-average outlook for strong cash flow. Our proven science and technology are validated by significant partnership, where we are clearly industry leaders: Amgen, AstraZeneca, GSK, Johnson, Kirin and Schering-Plough, to name just a few.

Now, I would like to turn back the presentation to Hunter to review the science, the products and technologies behind this exciting combination.

HUNTER JACKSON: Thank you, Arthur. We've mentioned our strong pipeline developed with leading science and technology, and this slide graphically represents that pipeline. As you can see, it's very well balanced, with products at all stages of development, covering indications with important unmet medical needs. Our commercialization strategy is diversified to combine partnering and in-house development to both reduce risk and maximize returns from our product technology.

Our revenue base is driven by five marketed products with solid growth outlooks for 2003. Estimated revenues for the combined company are approximately $200 million for the year, with a significant long-term growth driver, PEG-Intron, for the treatment of Hepatitis C infections. Hepatitis C is a widespread and under-treated disease affecting millions worldwide. There is a significant market growth opportunity through re-treatment of chronic sufferers, maintenance therapy, global expansion, and potential new indications. We believe that our partner, Schering-Plough, will remain the HCV market leader, and that the launch of Roche's Pegasus will also serve as a force to expand the overall market.

Indeed, we're confident in the strength of the revenue base that PEG-Intron will provide, for a number of reasons, including those listed here. First, market data indicates the total scripts for PEGylated interferon products in the U.S. are increasing, providing support for our view that Roche's entry has indeed expanded the overall market. Next, further analysis of script data shows that Roche's share of new scripts in the U.S. has currently settled at about 20 percent. We're confident that Schering will continue to successfully defend its leading, first-in-market position.

We also feel that the forthcoming launch of PEG-Intron in Japan will provide significant upside potential based on an HCV infection population that currently is estimated to be as much as 2 million people. I remind you all that Schering's announcement last week of weaker than expected sales of Hepatitis C products in Japan had nothing to do with PEG-Intron. PEG-Intron is not currently marketed in Japan. In fact, Schering ended 2002 with a commanding share of the Intron [INAUDIBLE] market in Japan, and we expect that they will continue to be the dominant market force in that country.

Of course, another strength of the PEG-Intron position for our company is, as we would remind you, that the intellectual property provision provides protection against competition, other than Pegasus, well into 2015. And finally, we think that there is more room for expanded opportunity based on price and application of PEG-Intron in new indications.

All in all, it's our feeling that this product is well positioned to provide the kind of dependable revenue stream that will help us to achieve our goal for the combined company for many years to come.

Now, another significant revenue driver would be our antifungal agent, Abelcet. This product is the Amphotericin - this product is the leader in the Amphotericin lipid formulation market and the lipid formulation of choice. Abelcet provides resistant-free treatment with markedly reduced nephrotoxicity. We intend to initiate a more focused marketing and medical effort to expand Abelcet's use in the liposomal class. We will also evaluate the start of clinical trials with Abelcet in combination with other antifungal agents. These additional efforts may expand the current use of Abelcet, while providing access to new treatment paradigms within this rapidly growing market.

Now, our other three marketed products effectively leverage our sixty person hospital based sales force and our focused oncology sales force. Collectively, we expect these three products to generate over $30 million in 2003.

Our late stage clinical pipeline further enhances our outlook for significant revenue growth with two significant Stage III products: PREOS and Cinacalcet. The clinical data to date has indicated that PREOS is a promising treatment for osteoporosis. PREOS is recombinant human parathyroid hormone that acts to stimulate natural bone growth. This promising treatment will strengthen bones and reduce fractures as a result of its anabolic activity.

We were, of course, pleased to announce recently that the data from the first year of the PaTH study being conducted by researchers at the University of California, San Francisco, were in line with our Phase II study results and with studies with both Forteo and Merck's Fosamax. Bone quality data from the PaTH study are also being collected, and we believe that the complete data set will provide important insights into how PREOS can be used by physicians in relation to antiresorptive therapies to best manage their osteoporosis patients.

Now, anticipated milestones for this product, which we believe will compete in a very large and growing market, include completion of the Phase III study in September, an NDA filing in mid-2004 and a late 2005 launch. As we discussed, the merger of Enzon and NPS gives us the resources and flexibility to attract a strong partner for PREOS, to execute a more aggressive, late-stage development strategy to maximize the value of this program, and ultimately, to negotiate a partnership that will offer us a greater share of the downstream commercialization value and co-promotion rights.

Cinacalcet, in development by Amgen for the treatment of primary and secondary hyperparathyroidism, is a novel therapy that further solidifies our growth outlook. The market for this product is substantial: there are about half a million with primary HPT in the U.S. and 85% of the roughly 280,000 U.S. dialysis patients suffer from secondary HPT. Additionally, people with chronic renal insufficiency can develop secondary HPT early in the course of their disease, and could derive important therapeutic benefits from the control of excess parathyroid hormone secretion. This population of pre-dialysis patients represents a large market opportunity that fits very well into Amgen's product portfolio, especially given the development for this same market with the sale of [INAUDIBLE].

We are very pleased that Amgen has confirmed that its clinical program for Cinacalcet remains on track, and that important milestones are close at hand. Amgen has indicated the results from their Stage III program will be unblinded soon, and they expect to file an NDA during the second half of 2003. I remind you that calcimimetics are first-in-class compounds that will compete in a growing market. As such, we believe that Cinacalcet has the potential to generate significant revenues for Amgen, and in turn, significant royalties to our company beginning in 2005.

Now, we've focused this evening on only the marketed products and Phase III programs in our portfolio. However, for you to understand the full value created by combining our two companies, it's essential to recognize the depth of the rest of the pipeline. It includes Phase II and Phase I programs, as well as important pre-clinical programs, such as the metabotropic glutamate receptor targets for a variety of CNS disorders, calcium receptors in the pancreas as targets for new diabetes therapies, and platforms such as PEGylation technologies and single-chain antibodies. These programs hold tremendous potential which is not now being pursued and cannot be adequately exploited by either company alone. It is absolutely essential that you understand that that is a fundamental driver for this combination. Together, we will bring these programs forward more effectively and more rapidly, resulting in news flow in the short term and more importantly, the flow of new drugs, to fuel and sustain corporate growth in the long term.

I'll now turn back to Arthur to wrap up.

ARTHUR HIGGINS: Thanks again, Hunter. Let me give you some operational overview. As I mentioned earlier, our combined team will be drawn from the talents of both companies. It will be comprised of industry veterans with both business and scientific expertise. It's a team, that I can tell you this evening, is committed to build one of the top tier biotechnology companies in the world. It's also our intention to name the rest of the management team well in advance of closing.

Our headquarters will be located in New Jersey at the current Enzon headquarters, and we will have established research and manufacturing centers of excellence located in the U.S. and Canada.

Together, the combined company would have reported 2002 product revenues of approximately $140 million. Through the acquisition of Abelcet and the continued strong growth of PEG-Intron and our other marketed products, our product revenues are now running at an annualized rate of approximately $200 million. Our cash position will be more than 300 million at the close of this transaction, and as I mentioned earlier, with an excellent outlook for our continued strong cash flow.

The financial strength and stability of our growing revenue base and strong cash, will provide, we believe, the necessary flexibility and financial independence to successfully advance and commercialize our pipeline either independently, or through partnerships. I can tell you, Hunter and I believe very strongly that the future is very bright for our new company, and we anticipate a busy and highly productive next few years as we continue to drive forward on all fronts.

You can see from this slide some of the anticipated milestones through 2005. We'll be discussing just a few of those with you this evening. Given the time constraint, we can't detail each and every milestone, but rest assured, we look forward to updating you as we hit the mark with each of these milestones in the coming years.

As we continue to emphasize, this combination is truly synergistic and value accelerating, and I would again remind you of the significant advantages that derive from this combination. First, expand and accelerate pipeline development. The financial strength of the combined company will enable us develop more products at an accelerated pace. Second, truly exploit individual product development. The combined company can and will be more aggressive in the development of drug candidates with multiple indications. Such an example would be with ALX-0600. And finally, maximize strategic opportunities. We believe our increased capabilities in manufacturing, clinical development, sales and marketing will support our effort to attract new opportunities, and to structure deals, such as the anticipated PREOS partnership, on more optimal terms.

Through this combination, we have, we believe, created a biotechnology company that's positioned to emerge as an industry leader. A company that we believe can and will achieve the following by 2007: grow revenues in excess of $500 million; sustain and expand what is already a strong and balanced clinical pipeline; enhance the potential for innovative medicines by committing to an R&D spend that will support the efficient and continual progress of what we believe, as I mentioned, is one of the industry's strongest product pipelines. It's a company we believe can achieve an EBITDA of greater than $100 million by 2007, maintain an industry-leading growth rate, and finally, support a cash balance in 2007 in excess of 500 million.

We clearly and strongly believe our combined company will have the experience, the capabilities and the resources to achieve all of these goals, and in turn, create more value to our shareholders than simply the sum of the two companies alone.

I appreciate the opportunity to speak to you this evening. There are many familiar faces to me in the audience, but there are also some new faces. Please take the opportunity after this session to come and introduce yourself. I look forward to giving you even more color on what we believe is a truly compelling combination. With that, I'm sure we have some types of questions or --

HUNTER JACKSON: Yes. In anticipation there might be one or two questions about this deal, instead of [INAUDIBLE] in here - could you turn that off please - we have about 10 minutes for questions. We'd be happy to answer what we can. Yes?

AUDIENCE MEMBER: [INAUDIBLE]

HUNTER JACKSON: I'd hate to be too specific about that right now just because those deals, as you're aware, often have a lot of moving parts, and I don't want to prejudge what the form might be. But let me just say that, as I've mentioned, we have tremendously more flexibility in forming a partnership now. We have much more flexibility about what we need out of such a partner, with such a partner. We don't need to enter into a partnership as a financing event. We can focus on trying to maximize the return to the company and our shareholders from what we think is going to be a very important product.

Part of maximizing that return, we think, is being a credible co-promotion partner. We think that adds value monetarily, and also adds value in the kind of control that we maintain over the product, the kind of insight that we have into the marketing of the product, and the ongoing commitment from our partners. All of that, I think [INAUDIBLE] good and long-term benefits will accrue to the company from that kind of thing.

AUDIENCE MEMBER: In structuring partnerships with companies before the merger took place - could you talk a little bit about where pharma companies were, how far they were willing to stretch in terms of doing a PREOS partnership, and what they would like to see. What they would have liked to have seen in terms of rat osteosarcoma data, Phase III data. What other things would they have liked to have seen before committing to a partnership?

HUNTER JACKSON: Yes. [INAUDIBLE] at different stages. They're all relatively early stage [INAUDIBLE]. Even if it they weren't, obviously, I wouldn't comment in detail on ongoing negotiations, but it is a reasonable question to ask. What our partners are concerned about, when they look at a product that is going through Phase III development, is that the data are not yet in. It's interesting, as we talk to potential partners, I must say that the kinds of things that, that seem to preoccupy us often, things like the carcinogenicity data, for example, don't seem to be preoccupying the people that we're talking to about this product.

In fact, we've had some explicit discussions with a couple of the partners about that, and they don't feel the necessity to wait [INAUDIBLE] the discussions until they would find out those data. And the response from them has been, no, we're comfortable building that in as a contingent [INAUDIBLE] change, whatever.

So I think that there is a general assumption [INAUDIBLE] out there, and that's why people are willing to come to the table while this product is still in Phase
III. The discussions have not been significantly changed so far by the announcement of merger, but I will say that in one or two cases prior to the merger, we were getting more than a little pushback with regard to co-promotion. And that was clearly going to be something that they were trying to push for and I think that we are in a much better position with regard to that at this point.

ARTHUR HIGGINS: And now, maybe I could add a comment. I think one of the misunderstandings with, maybe a result of the combination, is that we would be less aggressive in finding a partner, because we don't have the financial requirement - we clearly can support a program with our own cash flow. I want to make it very clear this evening, we are very focused on finding a partner. I will tell you my sense, from just watching the process, that the partners also realize that now. They seem to be a little more quick in responding to our questions and showing a little more interest, because they probably realize that the game has changed, that we can drive this through. We can be actually very flexible in the type of terms we offer, and that we are a little more in the driving seat than we were a month ago. So the take home message is, we're pushing ahead and we're very confident we'll get the right partnership and at better terms than we would have done at NPS alone.

HUNTER JACKSON: Let me just add real quickly, the one thing I think probably the partners -- and the prospective partners [INAUDIBLE] talk a lot about this -- and my sense is that probably the one thing that they are waiting most to see, is how [INAUDIBLE]. But at the same time, they understand the constraints of those launched. They understand the way the [INAUDIBLE] is positioning us, but you'll recall that this is a first in class therapy. It's a new therapeutic class. It's an injectable product, and really, it has made it an extremely expensive product, which by the way give us tremendous flexibility with regard to marketing and potentially competing based on price. So all of those things that, as everyone understands, [INAUDIBLE] the launch of the product - a product people would like to see [INAUDIBLE].

A question right here?

AUDIENCE MEMBER: After the announcement of the merger, [INAUDIBLE].

ARTHUR HIGGINS: I only answer that from Enzon's perspective. The answer is no.

HUNTER JACKSON: It's potential [INAUDIBLE].

ARTHUR HIGGINS: Yes.

AUDIENCE MEMBER: [INAUDIBLE].

HUNTER JACKSON: Someone else interested in -- no. [INAUDIBLE].

AUDIENCE MEMBER: Over here. The question I had is, you mentioned NPS 1776 as a product that you might be able to accelerate through Phase II and Phase III trials more quickly. How much more quickly are we talking? And what other products can you set as examples of other ones that may be accelerated more quickly as well, into development?

HUNTER JACKSON: Actually, Tom Marriott, he's up next, will mention two examples of that in his overview of our clinical development activity, but the key, for example, with 1776, as with our ALX-0600, is to develop these compounds for various indications in parallel, rather than in sequence. And that has a tremendous return, a tremendous difference in terms of the return on these products. For example, being able to bring 1776 forward, not only for acute migraine, but for a significantly more difficult clinical program in a much larger market, bipolar disorder is a huge benefit to the company. Imagine that we can gain even one year's worth of sales for a moderately successful product in that space. You know, it's $300 million, reasonable estimate, and that $300 million that we now are in a position to garner, that otherwise we would not have been able to, and we would never have gotten back. You can't tack that product life on to the back-end of the product. We need to seize these opportunities now [INAUDIBLE] we have the capabilities to do that. Tom will mention some other examples as well, ALX-0600 development plans, for example.

AUDIENCE MEMBER: Thanks. Can you talk -- can you quantify what above-average cash flow, or outlook on your cash flow is? And also, is that operating, or is that free cash flow?

ARTHUR HIGGINS: Well, if we were describing above-average cash flow, you know, from our marketed products, I think many of you are familiar with the Enzon story, are aware that we were giving guidance that cash free cash flow projections for full year 2003 were in the range of $80 to $100 million dollars.

AUDIENCE MEMBER: [INAUDIBLE].

ARTHUR HIGGINS: Ah, NPS was a net --

AUDIENCE MEMBER: [INAUDIBLE].

ARTHUR HIGGINS: Yes. I think, just to give you some color on that, which is possibly an easier number to focus on, we have modeled our combined company with reasonably conservative assumptions, and we never see our cash position fall below $250 million.

AUDIENCE MEMBER: [INAUDIBLE].

ARTHUR HIGGINS: And that's assuming [INAUDIBLE] aggressive assumptions in R&D spend and somewhat conservative estimates on revenue acceleration.

AUDIENCE MEMBER: [INAUDIBLE].

ARTHUR HIGGINS: Actually, it's interesting. Our product [INAUDIBLE] would actually improve our earnings in the short term. That's the irony of this business model.

AUDIENCE MEMBER: [INAUDIBLE].

ARTHUR HIGGINS: Well, that would, in fact -- actually, even that just -- if I can give you some perspective on that -- that was one of the questions my Board asked of me, what would happen if PREOS -- it actually didn't have a negative effective until 2008. It's just a function -- it's an interesting aspect of our business. Because it's too expensive to bring products to market through Phase III and in the first couple of years of launch, it actually was a net drag until early 2008.

HUNTER JACKSON: [INAUDIBLE] than PREOS [INAUDIBLE] can imagine. One more question.

HUNTER JACKSON: Is it possible we have answered them all?

ARTHUR HIGGINS: Well, I'm sure there are individual questions. Again, we encourage you -- we obviously have spent a lot of time with individual investors sharing with each of them the logic behind this and please seize this opportunity to reach out to Hunter and I, and we're happy to share that with you as well.

HUNTER JACKSON: We'll go back to the formal presentation. It's my pleasure now to move things along and introduce you to Dr. Tom Marriott. Tom is our Vice President of Development and Research, and he's going to give you an update on our clinical activity programs.

THOMAS MARRIOTT: Thank you, Hunter. It's a pleasure to be able to take a few minutes to update you on our clinical development programs. I'm going to spend the next few minutes updating you on the PREOS program, our most advanced program that's in Phase III, and then two Phase II programs, ALX-0600 and NPS 1776.

It's always been the objective at NPS to verify programs as rapidly as we can to add value to the company. I'm excited about the NPS-Enzon merger because that, in fact, gives us additional resources to apply to our development programs and to move them along even faster than we had originally planned.

*******

Question: I was wondering if you considered it an optimal use of cash to go ahead with the PREOS study in male osteoporosis, considering the female market is much larger? And I'm not sure, but I believe Forteo wasn't successful in the male indication. Wouldn't it make more sense to maybe use that money to, for example, funnel into another development program or conserve cash or maybe use it to increase the marketing support for Enzon's approved products? You could always do the male osteoporosis study if PREOS is approved in the female indication first.

Hunter Jackson: Actually Forteo was successful in getting male osteoporosis on the label. The study was small enough that they didn't have a significant effect on fractures, but did have a very significant effect on bone mineral density. So, that is on the label and we think that it's important for us to get it on the label as well.

*******

Question: I'm going to give you the last one. Before the merger, I mean, the pipeline obviously appears very impressive and things are on schedule or are moving faster than hoped for, but before the merger there was your stock, NPS stock, was in the mid-to-high 20's. And then there were some rumors that maybe PaTH wasn't going right and it went to the low 20's and then rallied back to the mid-20's and then the merger was announced and then you announced positive PaTH data. And the stock's still down from the merger announcement, somewhere in the 30-40% range. What is everybody missing? What's the message you really want to send here? Because it doesn't seem that it's hitting today, I guess a post-deal low. What are we missing?

Hunter Jackson: I think that fundamentally what people are missing -- and I think it should be apparent from what we've talked about today. I mean, we've given you just a partial overview of some of the activities here at NPS and I trust that you can see from that that there is a tremendous amount to do, but that the value of success both medically and economically is enormous. In the combined Company, we have the opportunity to both increase and accelerate that value.

This is a very unusual situation, a very unusual combination of companies. The reason why this works is because there is so much to do here. There is so much value to be created. If NPS just had Cinacalcet and PREOS, we wouldn't have thought twice about doing this or any other deal, we just would have rode those two products into the sunset or wherever they took us.

That's not the case at NPS. We have a wealth of things to do. We have a tremendous amount of value to be created. We are not currently able to deliver on that value. This deal gives us that opportunity and I think that that's what people don't fully appreciate. And it's very difficult for people to appreciate without having the benefit of a discussion like this, because we haven't been in the habit, over the last several years, of going out to our investors and talking to you about all of the things that we're not doing. That wouldn't make a whole lot of sense and wouldn't make for a terribly productive conversation.

But, from an operational point of view, it has been extremely apparent to us and frustrating to us and if you knew all of the value that's leaking out of this company because of the lack of resources to capture that value, you would be tremendously frustrated yourself. This is a rare opportunity to combine two companies that, as I said at the outset, bring all of the necessary success factors together. We're going to make this work and it's going to be a tremendous company and you all are going to want to be investors in it.

Arthur J. Higgins: I think we could end now.

Hunter Jackson: With that -- okay. Thank you all very much.

                                       END
                                       ***

      Cautionary Statement For The Purpose Of The "Safe Harbor" Provisions
             Of The Private Securities Litigation Reform Act Of 1995

         This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger; failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS' and Enzon's businesses generally as set forth in NPS' and Enzon's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                   Additional Information and Where to Find It

         In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.

         NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com.

         Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.